Jillian Ivey Sidoti, Esq.
34721 Myrtle Court
Winchester, CA 92592
(323) 799-1342
jillian@jilliansidoti.com
www.jilliansidoti.com
CA Bar #244269



January 6, 2009

Susann Reilly
United States Securities and Exchange Commission
Mail Stop 3561
Washington, DC 20549-5546

Re: **EquityPoint, LLC Fund I Series**
      Form 1-A, filed August 11, 2008
      File No. 24-10220

Dear Ms. Reilly,

Please see the responses to your letter below:

<u>General</u>

1. We note your response to prior comment one. Please revise risk factors to disclose your supplemental response regarding suitability standards. In addition, with respect to prior performance, please revise to provide a narrative summary of the members' prior experience. We note the statement on page eight that "the members may have prior experience." We also note the statement on page 11 that Messrs. Buckels and Troyer "have extensive experience in property management and rehabilitation and have owned investment property since 1996." Please revise accordingly.

We have removed the word "may" to indicate that the managers do have prior, relative experience.

2. Also with respect to prior comment two, please revise "Management Organization and Ownership" on page 16 to clarify the nature of the members' responsibilities in prior business experiences. Please disclose the name and principle business of any corporation or other organization in which Messrs. Buckels and Troyer were employed. See Form 1-A, Model B, Item 8, Instruction 3(c).

We have added additional information clarifying the managers' individual responsibilities and prior business experience.

3. We note your response to prior comment three. We still believe that references to specific revenues, cash flows, and other estimated performance measures through 2013 in tables identified as "Profit and Loss Statement" and "Projected Cash Flow" are inappropriate. Please revise to remove detailed, quantified projections. Also the bases for some of your projections are unclear, for example the average cost per unit, the interest rate, and the average rent per unit. Please revise any projections you retain to appear after a clear description of the bases and more detailed discussion of limitations and significant underlying assumptions.

We have removed the detailed, quantified projects and have reduced this to a summary of how the managers internally quantified in house projections to determine feasibility and profitability of the Company's business plan.

We have also justified any figures used by providing an additional exhibit, EXHIBIT H, to outline comparable properties to those the management may consider acquiring. We have also used the Federal Prime Rate and Bank of America's lending policies to estimate loan costs and LTV ratios.

<u>Description of Securities, page 23</u>

4. We reissue comment number nine of our letter dated September 10, 2008. Please ensure that you clarify what assumptions you have made with respect to real estate investments, rental rates for those investments, and other factors, such as loans to help fund acquisitions, rates on any such loans, and timing of acquisitions and rent payments.

The following language was added to page 23:

It is the intention of the Manager to use the majority of the proceeds from this Offering to acquire multi-family properties in the states of Ohio, Indiana, and Kentucky with the plan of acquiring 100 units per year for a total number of 500 units in year five. The Manager will search for properties that:

1.) are 50 to 100 units per property,

2.) provide average rental incomes of $500 per unit,

3.) have value added opportunities whereby, through the management's efforts, value may be added to the property,

4.) have a expense ratio of approximately 25% of the gross income,

5.) have capitalization rates greater than 7%.
To finance the acquisitions of properties, the Manager will attempt to leverage the property in the following manner:
1.) With loans with a 80% LTV to the property.

2.) *With funds from this Offering.*

3.) *With loans that have an interest rate of approximately 7.5%*

Signatures, page 108

5. With your next amendment, please include a properly dated signature page and the signature of your chief financial officer as required by Form 1-A. See Instruction 1 under "Signatures" on Form 1-A. Please indicate the capacity in which the person is signing.

We have provided an updated signature page.

6. Please relocate the signature page so that it precedes the exhibits.

We have removed the signature page to the proper location, however, it should be noted that per our telephone conversation, we have noted the exhibits as "previously filed" and have not provided them in this filing.

Additional Comments:

1. We note that the date of your balance sheet presented in the financial states of July 20, 2008, exceeds six months. Please update your financial statements pursuant to Part F/S of Form 1-A.

The company has had no activity since its inception as it is awaiting approval of this Offering. Therefore, we have changed the date of the financial statements and have complied with Comment #2 below.

2. Please expand your financial statements to present footnotes that comply with generally accepted accounting principles. For example, you should describe in the footnotes, at minimum, your business, your organization, you significant accounting policies, related party transactions, and terms of your note payable.

We have added GAAP compliant footnotes describing the business, related party transactions, and the terms of our note payable.

Please contact us with any questions or concerns. Our fax number is 951-602-6049.

Sincerely,

/s/ Jillian Ivey Sidoti
Counsel for EquityPoint, LLC Fund I Series and their Management
du/JIS